S O N F I E L D & S O N F I E L D
A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 770 SOUTH POST OAK LANE HOUSTON, TEXAS 77056-1913 WWW.SONFIELD.COM Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com Kate Parks Legal Assistant kate@sonfield.com
November 21, 2006

David H. Roberts
United States
Securities and Exchange Commission
100 F Street Northeast
Washington, DC 20549

Re:    PaperFree Medical Systems, Inc
      Registrant Statement on Form SB-2
              Registration No. 333-138172

Dear Mr. Roberts

In response to your letter dated October 31, 2006 to the registrant captioned above an amendment of the Registration Statement on Form SB-2 has been filed with the Securities and Exchange Commission. In the amendment you will find that Item 26 and the list of Exhibits have been revised in response to your comments.

If the above revisions satisfy your comments, we request the acceleration of the effective date 4:30 eastern standard time Wednesday November 22, 2006.

Very Truly Yours,

Robert L. Sonfield, Jr.

Managing Director